

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2011

Via E-mail
Mr. Preston D. Pinkett III
President
City National Bancshares Corporation
900 Broad Street
Newark, NJ 07102

    Re: City National Bancshares Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed May 27, 2011
            Form 10-Q for the Fiscal Quarter Ended June 30, 2011
            Filed September 2, 2011
            File No. 000-11535

Dear Mr. Pinkett:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.   Please tell us why you did not check the box on the first page of your 10-K to indicate whether you have submitted electronically and posted on your corporate website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Loan Loss Experience, page 17

2.   Please provide a more robust and transparent discussion in future filings consistent with Item 303 of Regulation S-K as it relates to significant changes in balances of your various balance sheet and income statement accounts, numerical changes and changes in trends from period to period. In this regard, your current disclosures in the summary of loan loss portion of your MD&A section do not clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in the overall credit environment with an increase in your allowance for loan losses. Discuss any recent trending and the reasons that your allowance for loan losses has not proportionally followed the levels of your nonperforming loans and charge-offs.

Item 8. Financial Statements and Supplementary Data

Notes to the Financial Statements

Note 1 – Summary of Significant Accounting Policies

Loans, page 30

3.   In regards to your troubled debt restored loans (TDRs), please expand your accounting policy disclosure in future filings to discuss how and when a restructured loan is determined to be nonaccrual or accrual (i.e., non-interest accruing or interest accruing); the factors you considered in determining whether the loan should accrue interest; the anticipated period and number of borrower payments for a restructured loan to return to accrual status; and whether any loan loss allowance has been recorded or any portion of the loan loss has been charged off.

Note 2 - Going Concern/Regulatory Compliance, page 32

4.   We note your disclosure in the last paragraph of this note on page 34 as it relates to going concern, and that you have developed a plan to address your ability to maintain future viability. Please expand your disclosure in future filings to provide the specific details of your plan.

Note 5 - Investment Securities Available for Sale, pages 34

5.   We note your disclosure on pages 35 and 36 as it relates to your CDOs and single-issue trust preferred securities and their continued unrealized loss position. Please revise your future filings to provide a table listing each security that includes the book value, fair value, unrealized losses, the number of underlying banks in the issuance (if applicable), the number of deferrals and defaults (alternatively the actual deferrals and defaults as a percentage of the

original collateral), the expected deferrals and defaults as a percentage of the remaining collateral, and any excess subordination as a percentage of the remaining performing collateral. Additionally, disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Note 7 - Loans, page 37

6. Please revise your future filings, here and within Note 8 (as applicable), to provide the following:

    - disclosure pursuant to ASC 310-10-50-6 by class of financing receivable;
    - disclosure pursuant to ASC 310-10-50-7 related to nonaccrual loans and past due loans by class of financing receivable;
    - disclosure pursuant to ASC 310-10-50-11B (a) – (f) by portfolio segment;
    - disclosure pursuant to ASC 310-10-50-15 (a) (3) (ii) by class of financing receivable;
    - your policy for recognizing interest income on impaired loans, including how cash receipts are recorded pursuant to ASC 310-20-50-15 (b);
    - disclosure pursuant to ASC 310-10-50-15 (c) (1) by class of financing receivable; and
    - the disclosure of the amount of interest income that represents the change in present value attributable to the passage of time or disclose that they recognize this amount as bad debt expense pursuant to ASC 310-10-50-19.

Note 20 - Fair Value Measurement of Assets and Liabilities, page 43

7. Please revise your future filings to present the fair value measurements and disclosures for each class of assets on the basis of the nature and risks of the investments in a manner consistent with the guidance in ASC 820-10-50-2A.

8. Please revise your future filings to provide all disclosures pursuant to ASC 810-10-50-5 for assets measured on a nonrecurring basis. Refer to the presentation guidance as suggested by ASC 820-10-55-64.

Item 9A. Controls and Procedures, page 49

General

9. We note your disclosure that there has been no change in the company's internal control over financial reporting "except that we continued to implement the changes mandated by the Consent Order with the OCC." Revise to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Item 15. Exhibits, Financial Statement Schedules, page 62

10.   We are unable to locate the interactive data required to be filed as an exhibit to your Form 10-K for the fiscal year ended December 31, 2010 and Form 10-Q for the fiscal quarter ended June 30, 2011. Companies are required to post XBRL data on their public websites by the end of the calendar day on which a periodic report was filed with the SEC or was required to be filed (whichever is earlier), and the XBRL data must remain on the company's website for 12 months. We are unable to locate the XBRL data on your website, www.citynatbank.com. Please tell us the reason that you did not file the required exhibit and tell us when you intend to file an amended 10-Q to include the exhibit or make the required posting to your website. Alternatively, provide us with your analysis supporting your conclusion that the exhibit was not required. Refer to Item 601(b)(101)(i)(B) of Regulation S-K and Rule 405(f)(2) of Regulation S-T.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 23

11.   On pages 2-5 of your 10-K for the Fiscal Year Ended December 31, 2010, you discuss a number of agreements you have entered into with your regulators, including the specific provisions of those agreements. You also state, in both the 10-K and in the 10-Q for the June 30, 2011 quarter, that you believe you are in compliance with all provisions, other than the capital ratio provision. Please tell us about all material actions taken by the company to address the provisions of your regulatory agreements, including the Consent Order with the OCC and the written agreement with the Federal Reserve Bank of New York.

12.   Revise your discussion in future filings to discuss management's current plan to come into compliance with the capital ratios required by your regulatory agreement. Also, please address management's expectations regarding the impact of your lower earnings upon your ability to get into compliance with the capital requirements set in the agreements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695, if you have any questions regarding comments on the financial statements and related matters. If you have additional questions regarding financial matters, you may contact Hugh West, Accounting Branch Chief, at (202) 551-3872. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3419.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel